POLICYHOLDER
DISCLOSURE NOTICE OF
TERRORISM INSURANCE COVERAGE
(for policies with no terrorism exclusion or sublimit)
Insuring Company: Federal Insurance Company
You are hereby notified that, under the Terrorism Risk Insurance Act (the “Act”), effective
December 26, 2007, this policy makes available to you insurance for losses arising out of certain acts of terrorism. Terrorism is defined as any act certified by the Secretary of the
Treasury, in concurrence with the Secretary of State and the Attorney General of the
United States, to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property or infrastructure; to have resulted in damage within the United
States, or outside the United States in the case of an air carrier or vessel or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

You should know that the insurance provided by your policy for losses caused by acts of terrorism is partially reimbursed by the United States under the formula set forth in the
Act. Under this formula, the United States pays 85% of covered terrorism losses that exceed the statutorily established deductible to be paid by the insurance company providing the coverage.

However, if aggregate insured losses attributable to terrorist acts certified under the Act exceed $100 billion in a Program Year (January 1 through December 31), the Treasury shall not make any payment for any portion of the amount of such losses that exceeds
$100 billion.

10-02-1281 (Ed. 1/2003)

If aggregate insured losses attributable to terrorist acts certified under the Act exceed
$100 billion in a Program Year (January 1 through December 31) and we have met our insurer deductible under the Act, we shall not be liable for the payment of any portion of the amount of such losses that exceeds $100 billion, and in such case insured losses up to that amount are subject to pro rata allocation in accordance with procedures established by the Secretary of the Treasury.

The portion of your policy’s annual premium that is attributable to insurance for such acts of terrorism is: $ -0-.

If you have any questions about this notice, please contact your agent or broker.

10-02-1281 (Ed. 1/2003)

IMPORTANT NOTICE TO POLICYHOLDERS

Insuring Company: Federal Insurance Company

All of the members of the Chubb Group of Insurance companies doing business in the United States
(hereinafter “Chubb”) distribute their products through licensed insurance brokers and agents (“producers”). Detailed information regarding the types of compensation paid by Chubb to producers on US insurance transactions is available under the Producer Compensation link located at the bottom of the page at www.chubb.com, or by calling 1-
866-588-9478. Additional information may be available from your producer.

Thank you for choosing Chubb.

10-02-1295 (ed. 6/2007)

ILLINOIS POLICY INFORMATION NOTICE

Section 143c of the Illinois Insurance Code requires that we notify you of the addresses of our company's complaint department and the Illinois Insurance Department Customer Service Section.

Chubb Group of Insurance Companies
Attn: Customer Complaint Coordinator
15 Mountain View Road
P.O. Box 1615
Warren, NJ 07061-1615

Illinois Division of Insurance
Customer Service Section
320 West Washington Street
4th Floor
Springfield, IL 62767

Please include in any correspondence your policy number, policy period, and the name and address of your agent or broker. Thank you.

14-02-13973 (02/2008)

Notice of Loss Control Services

Insuring Company: Federal Insurance Company

As a Chubb policyholder, you have loss prevention information and/or services available to you, as described in this Notice.

Errors and Omissions Liability Loss Prevention Services

• What is E&O Liability Insurance Booklet
What is E&O Liability Insurance discusses general principles governing E&O liability and potential exposures facing professionals in their performance as professionals. To order What is E&O Liability Insurance, simply call 1.866.282.9001, order 14 -01-0157, and provide your mailing address.

--------------------
The services provided are advisory in nature. While this program is offered as a resource in developing or maintaining a loss prevention program, you should consult competent legal counsel to design and implement your own program. No liability is assumed by reason of the services, access or information provided. All services are subject to change without notice.

14-02-7964 (Ed. 5/2004)

	Chubb Group of Insurance Companies	Asset Management ProtectorSM by Chubb
15 Mountain View Road
Warren, New Jersey 07059

DECLARATIONS		FEDERAL INSURANCE COMPANY
A stock insurance company, incorporated under the laws of
Indiana, herein called the Company
Capital Center, 251 North Illinois, Suite 1100
Indianapolis, IN 46204-1927
		Policy Number:	8210-3005
NOTICE:	ASSET MANAGEMENT PROTECTORSM BY CHUBB PROVIDES CLAIMS-MADE COVERAGE, WHICH
APPLIES ONLY TO "CLAIMS" FIRST MADE DURING THE "POLICY PERIOD", OR ANY APPLICABLE EXTENDED
REPORTING PERIOD. THE LIMIT OF LIABILITY TO PAY DAMAGES OR SETTLEMENTS WILL BE REDUCED AND
MAY BE EXHAUSTED BY "DEFENSE COSTS", AND "DEFENSE COSTS" WILL BE APPLIED AGAINST THE
RETENTION. IN NO EVENT WILL THE COMPANY BE LIABLE FOR "DEFENSE COSTS" OR THE AMOUNT OF ANY
JUDGMENT OR SETTLEMENT IN EXCESS OF THE APPLICABLE LIMIT OF LIABILITY. READ THE ENTIRE POLICY
CAREFULLY BEFORE SIGNING.
ITEM 1.	Named Organization:	MONTGOMERY STREET INCOME SECURITIES, INC.
225 W. Wacker Drive, Ste 1200
Chicago, IL 60606
ITEM 2.	Policy Period:
(A)	Inception Date:	April 30, 2011
(B)	Expiration Date:	April 30, 2012
at 12:01 a.m. both dates at the Address in ITEM 1.
ITEM 3.	Limits of Liability and Retentions:
(A)	Maximum Aggregate Limit of Liability for	$3,000,000
all Loss under the Policy
(B)	Aggregate Limits of Liability and Retentions for each Coverage Part selected below:
	COVERAGE PART	AGGREGATE	RETENTION	PENDING OR
		LIMIT OF LIABILITY		PRIOR DATE
Only those Coverage Parts and Insuring Clauses designated with an “X” are included under this Policy. If there is no “X” inserted next to any specified Coverage Part or Insuring Clause, such Coverage Part or Insuring Clause and any other reference to it in the Policy shall be deemed to be deleted.

	Directors & Officers Liability Coverage Part	Not Covered	Not Covered	Not Covered
	Professional Liability Coverage Part:	Not Covered	Not Covered	Not Covered
Insuring Clause (A) Separate Account
And Sub-Advisory Liability Coverage
Insuring Clause (B) Fund Adviser
Liability Coverage
Insuring Clause (C) Fund Service
Provider Liability Coverage
	X Investment Company Coverage Part	$3,000,000.00	$250,000.00	06/09/2009
	Private Fund Coverage Part	Not Covered	Not Covered	Not Covered
	Employment Practices Liability Coverage	Not Covered	Not Covered	Not Covered
	Fiduciary Liability Coverage Part	Not Covered	Not Covered	Not Covered

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	Chubb Group of Insurance Companies	Asset Management ProtectorSM by Chubb
	15 Mountain View Road
	Warren, New Jersey 07059

(C)	Retention for each Insured Person each Loss under any	$0
	Coverage Part for any Non-indemnifiable Loss
(D)	Optional Additional Limit of Liability for	$500,000.00
	Independent Directors:
	X Investment Company Coverage Part
	Private Fund Coverage Part
ITEM 4.	Coinsurance Percentage:	0.00%
ITEM 5.	Extended Reporting Period:
(A)	Additional Period:	1	year
(B)	Additional Premium:	125 % of Annualized Premium for the expiring Policy
		Period
ITEM 6.	Newly Created and Acquired Fund Thresholds:
(A)	Investment Company:	$25,000,000
(B)	Private Fund:	N/A
ITEM 7.	Notice to the Company:
(A)	Section VI. REPORTING Notices:	Attn: Claims Department
		Chubb Group of Insurance Companies
		15 Mountain View Road
		Warren, New Jersey 07059
(B)	All other:	Attn: CSI Underwriting Department
		Chubb Group of Insurance Companies
		15 Mountain View Road
		Warren, New Jersey 07059
In witness whereof, the Company issuing this policy has caused this policy to be signed by its authorized officers, but it shall not be valid unless also signed by a duly authorized representative of the Company.

14-02-13780D (02/2008)

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		Chubb Group of Insurance Companies	Asset Management ProtectorSM by Chubb
		15 Mountain View Road	General Terms and Conditions
Warren, New Jersey 07059

In consideration of payment of the premium and subject to the Declarations, limitations, conditions, provisions and other terms of this Policy, the Company and the Insureds agree as follows:

I.	TERMS AND CONDITIONS

Except for these General Terms and Conditions or unless stated to the contrary in any Coverage Part of this Policy, the terms and conditions of each Coverage Part shall apply only to that Coverage Part. If any provision in these
General Terms and Conditions is inconsistent or in conflict with the terms and conditions of any Coverage Part, the terms and conditions of such Coverage Part shall control for purposes of that Coverage Part. Any defined term referenced in these General Terms and Conditions but defined in a Coverage Part shall, for purposes of that
Coverage Part, have the meaning set forth in that Coverage Part.

II.	GENERAL DEFINITIONS

When used in this Policy:

	(A)	Application means all signed applications, and any attachments, information, warranty, or other materials submitted therewith or incorporated therein, submitted by the Insured to the Company for this Policy or for any policy of which this Policy is a direct or indirect renewal or replacement. Application shall also include all public documents filed with any federal, state, local or foreign regulatory agency by any Insured Entity during the twelve (12) months preceding the inception of this Policy whether or not submitted with or attached to the signed applications. The Application is deemed attached to, incorporated into and made a part of this
Policy.

	(B)	Biological Agents means:

(1) bacteria; mildew, mold, or other fungi; other microorganisms; or any mycotoxins, spores, or other by-
products of any of the foregoing;

(2) viruses or other pathogens (whether or not a microorganism); or

(3) any colony or group of any of the foregoing.

	(C)	Biological Event means:

(1) any actual, alleged, or threatened discharge, release, escape, dispersal or disposal of any Biological
Agents into or on real or personal property, buildings, water, land or atmosphere; or

(2) any regulation, order, direction or request to test for, monitor, clean up, remove, contain, treat, detoxify or neutralize any Biological Agents, or any action taken in contemplation or anticipation of any such regulation, order, direction or request.

	(D)	Claim shall have the meaning set forth in the applicable Coverage Part.

	(E)	Defense Costs shall have the meaning set forth in the applicable Coverage Part.

	(F)	Domestic Partner means any natural person qualifying as a domestic partner under the provisions of any applicable federal, state, local, or foreign law or under the provisions of any formal program established by an
Insured Entity.

	(G)	Employee means any natural person who was, now is or shall become a full-time, part-time, temporary, leased or seasonal employee or volunteer. Employee does not include an independent contractor.

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	Chubb Group of Insurance Companies	Asset Management ProtectorSM by Chubb
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(H)	ERISA means the Employee Retirement Income Security Act of 1974, the Pension Protection Act of 2006,
both as amended, and any similar common or statutory law anywhere in the world, and any rules or regulations promulgated under any such Acts or laws.

(I)	Executive means any natural person who was, now is or shall become:

(1) an in-house general counsel, in-house chief compliance officer, Manager or a duly elected or appointed director, officer, trustee, governor, general partner, managing general partner, venture partner, administrative general partner, or principal; or

(2) a holder of a position equivalent to any position described in (1) above in any entity that is chartered in any jurisdiction other than the United States of America.

(J)	Financial Impairment means the status of an entity resulting from the appointment by any state or federal official, agency or court of any receiver, conservator, liquidator, trustee, rehabilitator or similar official to take control of, supervise, manage or liquidate such entity.

(K)	Insured shall have the meaning set forth in the applicable Coverage Part.

(L)	Insured Entity means any Insured under this Policy that is not a natural person.

(M)	Insured Person shall have the meaning set forth in the applicable Coverage Part.

(N)	Loss shall have the meaning set forth in the applicable Coverage Part.

(O)	Manager means, solely with respect to a Limited Liability Company, such entity’s manager, managing member, management committee member or member of the Board of Managers.

(P)	Organization means the Named Organization and any Subsidiary, including any such entity in its capacity as a debtor in possession under the United States bankruptcy law or in an equivalent capacity under the law of any other country.

(Q)	Named Organization means the entity that is named in ITEM 1. of the Declarations.

(R)	Non-indemnifiable Loss means Loss under any Coverage Part other than the Fiduciary Liability Coverage
Part, if purchased, which an Insured Person becomes legally obligated to pay on account of any Claim, for which an Insured Entity fails to indemnify such Insured Person and:

(1) such Insured Entity’s failure to indemnify is a result of such Insured Entity’s insolvency; or

(2) the Insured Entity is not permitted to indemnify such Insured Person pursuant to statutory or common law.

(S)	Pending or Prior Litigation means any demand, arbitration, suit, administrative, regulatory, criminal or other proceeding pending against, or order, decree or judgment entered for or against any Insured, on or prior to the corresponding Pending or Prior Date for the applicable Coverage Part set forth in ITEM 3.(B) of the
Declarations, or any of the same or substantially the same facts, circumstances, situations, transactions, events or Wrongful Acts underlying or alleged therein.

(T)	Plan shall have the meaning set forth in the Fiduciary Liability Coverage Part, if purchased.

(U)	Policy Period means the period of time specified in ITEM 2. of the Declarations, subject to prior termination in accordance with Section XIII. TERMINATION OF THE POLICY.

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		Chubb Group of Insurance Companies	Asset Management ProtectorSM by Chubb
		15 Mountain View Road	General Terms and Conditions
Warren, New Jersey 07059

	(V)	Pollutant means:

(1) any substance located anywhere in the world exhibiting any hazardous characteristics as defined by, or identified on a list of hazardous substances issued by the United States Environmental Protection
Agency or any state, county, municipality, locality, or foreign counterpart thereof, including, without limitation, solids, liquids, gaseous or thermal irritants, contaminants or smoke, vapor, soot, fumes, acids, alkalis, chemicals or waste materials; or

(2) any other air emission, odor, waste water, oil or oil products, infectious or medical waste, asbestos or asbestos products or any noise.

	(W)	Pollution means:

(1) any actual, alleged, or threatened exposure to, or generation, storage, transportation, discharge, emission, release, dispersal, escape, treatment, removal or disposal of any Pollutant; or

(2) any regulation, order, direction or request to test for, monitor, clean up, remove, contain, treat, detoxify or neutralize any Pollutant, or any action taken in contemplation or anticipation of any such regulation, order, direction or request.

	(X)	Potential Claim means a complaint or allegation of a Wrongful Act by or on behalf of a potential claimant if such complaint or allegation:

(1) does not constitute a Claim but may subsequently give rise to a Claim; and

(2) is lodged with the Organization’s human resources department or other comparable department.

	(Y)	Prior Notice means any fact, circumstance, situation, transaction, event or Wrongful Act that, before the
Inception Date set forth in ITEM 2.(A) of the Declarations, was the subject of any notice given under any policy, section or coverage part of a policy of which this Policy or any Coverage Part hereof is a direct or indirect renewal or replacement.

	(Z)	Related Claims means all Claims based upon, arising from, directly or indirectly resulting from, in consequence of, or in any way involving the same or related facts, circumstances, situations, transactions or events or the same or related series of facts, circumstances, situations, transactions or events.

	(AA)	Settlement Program Notice shall have the meaning set forth in Fiduciary Liability Coverage Part, if purchased.

	(BB)	Subsidiary means any entity in which more than fifty percent (50%) of the outstanding securities or voting rights representing the present right to vote for, elect, appoint or designate such entity’s directors, general partners, managing general partners, or Managers, or the equivalent of any of the foregoing, are owned or controlled, directly or indirectly, in any combination, by one or more Organizations at or prior to the Inception
Date of this Policy.

	(CC)	Wrongful Act shall have the meaning set forth in the applicable Coverage Part.

III.	SPOUSES, DOMESTIC PARTNERS, ESTATES AND LEGAL REPRESENTATIVES

	(A)	Subject otherwise to the limitations, conditions, provisions and other terms of this Policy, coverage shall extend to Claims for the Wrongful Acts of an Insured Person made against:

(1) the estate, heirs, legal representatives or assigns of such Insured Person if such Insured Person is deceased or the legal representatives or assigns of such Insured Person if such Insured Person is incompetent, insolvent or bankrupt; or

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		Chubb Group of Insurance Companies	Asset Management ProtectorSM by Chubb
		15 Mountain View Road	General Terms and Conditions
Warren, New Jersey 07059

(2) the lawful spouse or Domestic Partner of such Insured Person solely by reason of such spouse’s or
Domestic Partner’s status as a spouse or Domestic Partner, or such spouse’s or Domestic
Partner’s ownership interest in property which the claimant seeks as recovery for an alleged Wrongful
Act of such Insured Person.

	(B)	All terms and conditions of this Policy, including without limitation the Retention(s) applicable to Loss incurred by the Insured Person, shall also apply to Loss incurred by the estate, heirs, legal representatives, assigns, and spouse or Domestic Partner of such Insured Person. The coverage provided by this Section III. shall not apply with respect to any loss arising from an act or omission by an Insured Person’s estate, heirs, legal representatives, assigns, spouse or Domestic Partner.

IV.	EXTENDED REPORTING PERIOD

	(A)	If this Policy is terminated or does not renew, other than termination for nonpayment of premium, then the
Named Organization shall have the right, upon payment of the Additional Premium set forth in ITEM 5.(B) of the Declarations, to purchase an extension of the coverage granted by this Policy for Claims that are:

(1) first made during the period set forth in ITEM 5.(A) of the Declarations (the “Extended Reporting
Period”) following the effective date of termination or nonrenewal; and

(2) reported to the Company in writing within the time provided for such Claims in paragraph (A) of Section
VI. REPORTING,

but only to the extent such Claims are for Wrongful Acts committed, attempted or allegedly committed or attempted before the earlier of the effective date of termination or nonrenewal, or with respect to an Extended
Reporting Period purchased after an event described in Subsection XI.(C) ACQUISITION BY ANOTHER
ENTITY OR FINANCIAL IMPAIRMENT, the effective date of such merger, consolidation, acquisition, or
Financial Impairment.

	(B)	The right to purchase an extension of coverage as described in this Section IV. shall lapse unless written notice of election to purchase the extension, together with payment of the additional premium due, is received by the Company within thirty (30) days after the effective date of termination or nonrenewal or, with respect to an Extended Reporting Period purchased after an event described in Subsection XI.(C) ACQUISITION BY
ANOTHER ENTITY OR FINANCIAL IMPAIRMENT, within thirty (30) days after the effective date of such merger, consolidation, acquisition, or Financial Impairment.

	(C)	Any Claim made during the Extended Reporting Period shall be deemed to have been made during the immediately preceding Policy Period. The entire additional premium for the Extended Reporting Period shall be deemed fully earned at the inception of such Extended Reporting Period.

V.	LIMITS OF LIABILITY, RETENTION AND COINSURANCE

	(A)	The amount stated in ITEM 3.(A) of the Declarations shall be the maximum aggregate limit of liability of the
Company for all Loss, excess of the applicable Retention(s), from all Claims made under this Policy during the Policy Period. The amount stated in ITEM 3.(B) of the Declarations as the Aggregate Limit of Liability
with respect to each Coverage Part, shall be the aggregate limit of liability of the Company under such
Coverage Part for all Loss, excess of the applicable Retention(s), from all Claims made under such
Coverage Part during the Policy Period, subject to the Maximum Aggregate Limit of Liability amount stated in
ITEM 3.(A) of the Declarations.

	(B)	In the event a Claim is covered by more than one Coverage Part, the Limit of Liability available for all Loss
		on account of such Claim shall not exceed the	single largest Aggregate Limit of Liability of the applicable
Coverage Parts. All such Loss shall be part of, and not in addition to, the amount stated in ITEM 3.(A) of the
Declarations as the Maximum Aggregate Limit of Liability for all Loss, excess of the applicable Retention(s),

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		Chubb Group of Insurance Companies	Asset Management ProtectorSM by Chubb
		15 Mountain View Road	General Terms and Conditions
Warren, New Jersey 07059

from all Claims for which this Policy provides coverage. In the event a Claim is covered by more than one
Coverage Part, then the Company shall allocate any resulting Loss to each such applicable Coverage Part based on the relative legal and financial exposures.

	(C)	Defense Costs are part of, and not in addition to, the Limits of Liability set forth in ITEMS 3.(A) and 3.(B) of the Declarations, and the payment by the Company of Defense Costs shall reduce and may exhaust such
Limits of Liability. Defense Costs shall be applied against the applicable Retention(s) set forth in ITEM 3.(B)
of the Declarations.

	(D)	The Limit of Liability available for any Coverage Part during the Extended Reporting Period, if exercised, shall be the remaining portion, if any, of the Aggregate Limit of Liability provided in the immediately preceding
Policy Period for such Coverage Part, subject to the remaining portion, if any, of the Maximum Aggregate
Limit of Liability provided in the immediately preceding Policy Period for all Loss from all Claims under this
Policy.

	(E)	The Company’s liability under each Coverage Part shall apply only to that part of each Loss, which is excess of the applicable Retention(s) for such Coverage Part set forth in ITEM 3.(B) of the Declarations, and such
Retention(s) shall be borne by the Insured uninsured and at the Insured’s own risk.

No Retention(s) shall apply to any Non-indemnifiable Loss covered under any Coverage Part other than the
Fiduciary Liability Coverage Part, if purchased.

In the event that any Insured is unwilling or unable to bear the applicable Retention(s), it shall be the obligation of the Named Organization to bear such Retention(s) uninsured and at its own risk.

	(F)	In the event a Claim is covered by more than one Coverage Part, then the applicable Retention(s) will be applied separately to each part of such Claim, and the sum of such Retention(s) will not exceed the single largest Retention under the applicable Coverage Parts set forth in ITEM 3.(B) of the Declarations.

	(G)	The Insureds shall bear uninsured and at their own risk that percentage of all Loss (excess of the applicable
Retention(s)) specified as the Coinsurance Percentage in ITEM 4. of the Declarations, and the Company’s
liability shall apply only to the remaining percentage of such Loss.

	(H)	All Related Claims shall be treated as a single Claim first made on the date the earliest of such Related
Claims was first made, or on the date the earliest of such Related Claims is treated as having been made in accordance with paragraphs (B) or (C) of Section VI. REPORTING, regardless of whether such date is before or during the Policy Period.

VI.	REPORTING

	(A)	The Insured shall, as a condition precedent to exercising any right to coverage under this Policy, give to the
Company written notice of any Claim as soon as practicable, but in no event later than:

		(1) sixty (60) days after the effective date of	the expiration or termination of this Policy, if no Extended
Reporting Period is elected; or

		(2)	the expiration date of the Extended Reporting Period, if elected,

provided that if the Company sends written notice to the Named Organization, stating that this Policy is being terminated for nonpayment of premium, the Insured shall give to the Company written notice of such
Claim prior to the effective date of such termination.

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		Chubb Group of Insurance Companies	Asset Management ProtectorSM by Chubb
		15 Mountain View Road	General Terms and Conditions
Warren, New Jersey 07059

	(B)	With respect to any Coverage Part other than the Employment Practices Liability Coverage Part, if during the
Policy Period an Insured:

(1) becomes aware of circumstances which could give rise to a Claim and gives written notice of such circumstances to the Company during the Policy Period;

(2) receives a written request to toll or waive a statute of limitations applicable to a Wrongful Act and gives written notice of such request and of such Wrongful Act to the Company during the Policy Period; or

(3) with respect to the Fiduciary Liability Coverage Part, if purchased, gives written notice to the Company of a Settlement Program Notice,

then any Claim subsequently arising from such circumstances, request, or Settlement Program Notice, shall be deemed to have been first made during the Policy Period in which the written notice described in
VI.(B)(1),(2), or (3) above was first given to the Company, provided the Insured gives to the Company written notice of such subsequent Claim as soon as practicable, but in no event later than sixty (60) days after the
Claim is first made. With respect to any such subsequent Claim, no coverage under this Policy shall apply to any loss incurred prior to the date such subsequent Claim is actually made.

	(C)	With respect to the Employment Practices Liability Coverage Part, if purchased, if during the Policy Period any Insured becomes aware of a Potential Claim, and the Insured during the Policy Period:

(1) gives the Company written notice of such Potential Claim; and

(2) requests coverage under the Employment Practices Liability Coverage Part for any Claim subsequently resulting from such Potential Claim,

then any Claim subsequently arising from such Potential Claim shall be deemed to have been first made
		during the Policy Period in which written notice	of such Potential Claim was first given to the Company,
provided the Insured gives to the Company written notice of any such subsequent Claim as soon as practicable, but in no event later than sixty (60) days after such Claim is first made. With respect to any such subsequent Claim, no coverage under this Policy shall apply to loss incurred prior to the date such subsequent Claim is actually made.

	(D)	The Insured shall, as a condition precedent to exercising any right to coverage under this Policy, give to the
Company such information, assistance and cooperation as the Company may reasonably require, and shall include in any notice under paragraphs (A), (B) or (C) of this Section VI. a description of the Claim, circumstances, request, Settlement Program Notice or Potential Claim, the nature of any alleged Wrongful
Act or circumstances, the nature of the alleged or potential damage that may result from such Claim, circumstances, request, Settlement Program Notice, or Potential Claim, the names of all actual or potential claimants, the names of all actual or potential defendants, the manner in which such Insured first became aware of the Claim, circumstances, request, Settlement Program Notice, or Potential Claim, and with respect to notices of Potential Claims under paragraph (C) above, the consequences which have resulted or may result from such Potential Claim.

VII.	DEFENSE AND SETTLEMENT

	(A)	It shall be the duty of the Insured and not the duty of the Company to defend Claims made against the
Insured. The Insured shall have the sole obligation under this Policy to retain defense counsel, which shall be subject to the approval of the Company, which shall not be unreasonably withheld.

	(B)	The Insured agrees not to settle or offer to settle any Claim, incur any Defense Costs or otherwise assume any contractual obligation or admit any liability with respect to any Claim without the Company’s prior written consent, which shall not be unreasonably withheld. The Company shall not be liable for any settlement, any
Defense Costs, any element of Loss incurred, any obligation assumed, or any admission made, by any

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		Chubb Group of Insurance Companies	Asset Management ProtectorSM by Chubb
		15 Mountain View Road	General Terms and Conditions
Warren, New Jersey 07059

Insured without the Company’s prior written consent. Notwithstanding the foregoing, the Insured may settle any Claim without the Company’s prior written consent, if the total Loss inclusive of Defense Costs resulting from the settlement of such Claim does not exceed fifty percent (50%) of the applicable Retention(s);
provided the Insured must promptly advise the Company of any such settlement, and provide any information in connection therewith that the Company reasonably requests.

	(C)	The Company may make any investigation it deems necessary and the Insured agrees to provide the
Company with all information, assistance and cooperation which the Company reasonably requests with respect to any Claim. The Insured further agrees that, in the event of a Claim, the Insured shall do nothing that may prejudice the Company’s position or its potential or actual rights of recovery.

	(D)	With respect to any Claim that appears reasonably likely to be covered in whole or in part under this Policy, the Company shall have the right and shall be given the opportunity to associate effectively with the Insured regarding the investigation, defense and settlement of such Claim.

	(E)	As a condition of advancement of Defense Costs, the Company may, at its sole option, require a written undertaking on terms and conditions satisfactory to the Company guaranteeing the repayment of any amounts paid to or on behalf of any Insured if it is determined that any such amounts incurred by such
Insured were not covered.

VIII.	ALLOCATION

	(A)	If in any Claim, both Loss covered by this Policy and loss not covered by this Policy are incurred, either because such Claim against an Insured includes both covered and noncovered matters or because such
Claim is made against both an Insured and others, then the Insured and the Company shall allocate such amount between covered Loss and noncovered loss based upon the relative legal and financial exposures of the parties to covered and noncovered matters and, in the event of a settlement in such Claim, also based upon the relative benefits to the parties from such settlement. There shall be no coverage under this Policy for the portion of such amount allocated to noncovered loss.

	(B)	If the Insured and the Company agree on an allocation of Defense Costs, then the Company shall advance on a current basis Defense Costs allocated to covered Loss. If the Insured and the Company cannot agree on an allocation:

(1) no presumption as to allocation shall exist in any arbitration, suit or other proceeding;

(2) the Company shall advance on a current basis Defense Costs which the Company believes to be covered under this Policy until a different allocation is negotiated, arbitrated or judicially determined;
and

(3) the Company, if requested by the Insured, shall submit the dispute to binding arbitration. The rules of the American Arbitration Association shall apply except with respect to the selection of the arbitration panel, which shall consist of one arbitrator selected by the Insured, one arbitrator selected by the
Company, and a third independent arbitrator selected by the first two arbitrators.

	(C)	Any negotiated, arbitrated or judicially determined allocation of Defense Costs on account of a Claim shall be applied retroactively to all Defense Costs on account of such Claim, notwithstanding any prior advancement to the contrary. Any allocation or advancement of Defense Costs on account of a Claim shall not apply to or create any presumption with respect to the allocation of other Loss on account of such Claim.

IX.	PRIORITY OF PAYMENTS

In the event of Loss for which payment is due under this Policy but which Loss, in the aggregate, exceeds the remaining available Limit of Liability for the Policy or Coverage Part under which such Loss is payable, the
Company shall:

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(A)	first pay any Non-indemnifiable Loss and any Loss for which coverage is due to a Plan under the Fiduciary
Liability Coverage Part, if purchased; and

(B)	then to the extent of any remaining amount of the Limit of Liability available after payment under (A) above, pay such other Loss for which coverage is provided under any other Insuring Clause in the Policy.

Except as otherwise provided in this Section IX., the Company may pay Loss as it becomes due without regard to the potential for other future payment obligations under this Policy.

X.	OTHER INSURANCE

(A)	With respect to any Coverage Part other than the Employment Practices Liability Coverage Part, if any Loss
under this Policy is insured under any other valid and collectible insurance, then this Policy shall cover such
Loss, subject to its limitations, conditions, provisions and other terms, only to the extent that the amount of such Loss is in excess of the applicable retention (or deductible) and limit of liability under such other insurance, whether such other insurance is stated to be primary, contributory, excess, contingent or otherwise, unless such other insurance is written only as specific excess insurance over the Limits of Liability provided in this Policy.

(B)	With respect to the Employment Practices Liability Coverage Part, if purchased, the coverage afforded for any
Loss under the Employment Practices Liability Coverage Part, if purchased, shall be primary; provided that with respect to that portion of a Claim made against any leased or temporary employee, Loss, including
Defense Costs, payable on behalf of such leased or temporary employee under the Employment Practices
Liability Coverage Part will be specifically excess of and will not contribute with any other valid and collectible insurance, including but not limited to any other insurance under which there is a duty to defend, whether such other insurance is stated to be primary, contributory, excess, contingent or otherwise, unless such other insurance is written only as specific excess insurance over the Limit of Liability applicable to the Employment
Practices Liability Coverage Part.

XI.	CHANGES IN EXPOSURE

(A)	CREATION, ACQUISITION OF, OR MERGER WITH ANOTHER ENTITY

(1)	If, during the Policy Period, any Organization:

(a)	creates another entity, so that as a result of such creation, such other entity becomes a
Subsidiary;

(b)	acquires securities or voting rights in another entity, which as a result of such acquisition, such other entity becomes a Subsidiary; or

(c)	merges or consolidates with another entity such that the Organization is the surviving entity,

then subject to the provisions of XI.(A)(2) below, such Subsidiary or other entity and any Insured
Persons thereof shall be Insureds under this Policy, provided that there shall be no coverage for any
Wrongful Acts by such Insureds which occurred in whole or in part before the effective date of such creation, acquisition, merger or consolidation.

(2)	If either the total assets under management or gross annual revenues of any created or acquired
Subsidiary or merged or consolidated entity described in XI.(A)(1) above exceed twenty-five percent
(25%)	of the assets under management or gross annual revenues of the Organization as of the effective date of such creation, acquisition, merger or consolidation, then the Named Organization shall give written notice of such creation, acquisition, merger or consolidation to the Company as soon
as practicable, but in no event later than	thirty (30) days after the effective date of such creation,

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acquisition, merger or consolidation, together with such other information as the Company may require, and shall pay any reasonable additional premium required by the Company. Coverage for any created or acquired Subsidiary or merged or consolidated entity described in XI.(A)(1) above, and for the
Insured Persons of such Subsidiary or entity, shall be subject to such additional or different terms, conditions and limitations of coverage as the Company in its sole and absolute discretion may require.
If the Insured fails to give such notice within the time specified in this paragraph XI.(A)(2), or fails to pay the additional premium required by the Company, then coverage for such created or acquired
Subsidiary or merged or consolidated entity and any Insured Persons thereof shall terminate with respect to Claims first made more than thirty (30) days after the effective date of such creation, acquisition, merger or consolidation.

	(B)	CESSATION OF SUBSIDIARY

In the event an entity ceases to be a Subsidiary before or during the Policy Period, then coverage with respect to such Subsidiary and its Insured Persons shall continue until termination of this Policy, but only with respect to Claims for Wrongful Acts committed, attempted or allegedly committed or attempted while such entity was a Subsidiary.

	(C)	ACQUISITION BY ANOTHER ENTITY OR FINANCIAL IMPAIRMENT

If:

(1) the Named Organization merges into or consolidates with another entity and the Named
Organization is not the surviving entity;

(2) another entity, person or group of entities and/or persons acting in concert acquires securities or voting rights which result in ownership or voting control by such other entity, persons or group, of more than fifty percent (50%) of the outstanding securities or voting rights of the Named Organization; or

(3) Financial Impairment of the Named Organization occurs,

then coverage under this Policy shall continue until termination of this Policy in accordance with paragraph (B)
of Section XIII, TERMINATION OF POLICY, but only with respect to Claims for Wrongful Acts committed, attempted or allegedly committed or attempted before the effective date of such merger, consolidation, acquisition or Financial Impairment. Upon the occurrence of any event described in XI.(C)(1) through
XI.(C)(3) above, the entire premium for this Policy shall be deemed fully earned.

XII.	REPRESENTATIONS AND SEVERABILITY

	(A)	The Insureds acknowledge and agree that, in issuing this Policy, the Company has relied on all statements,
		representations and information contained in the	Application as the basis for this Policy and that such
statements, representations and information:

(1) are true and accurate;

(2) were made or provided in order to induce the Company to issue this Policy; and

(3) are material to the Company’s acceptance of the risk to which this Policy applies.

	(B)	In the event that the Application contains any misrepresentations, untruthful information or inaccurate statements made with the actual intent to deceive or which materially affect the acceptance of the risk or the hazard assumed by the Company, and there is a Claim made based upon, arising from, or attributable to, any such misrepresentations, untruths or inaccuracies, no coverage shall be afforded under this Policy for such
Claim as to any Insured Person who knew of such misrepresentations, untruths or inaccuracies, or to any
Insured Entity to which such statements are imputed.

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	(C)	For purposes of Subsection XII.(B) above:
		(1)	the knowledge of any Insured Person who is a past, present or future chief executive officer, chief financial officer, president, managing partner, managing member, in-house general counsel, chief compliance officer, or chief operating officer of an Insured Entity shall be imputed to such Insured
Entity and any of its Subsidiaries;
		(2)	the knowledge of the persons who signed the Application shall be imputed to all Insured Entities; and
		(3)	the knowledge of any Insured Person shall not impute to any other Insured Person.
	(D)	The Company shall not be entitled under any circumstances to rescind this Policy.
XIII.	TERMINATION OF POLICY
	(A)	The Company may not cancel this Policy except for non-payment of premium as set forth in XIII.(B)(3) below.
	(B)	This Policy shall terminate at the earliest of the following times:
		(1)	upon receipt by the Company of written notice of termination from the Named Organization; provided that this Policy may not be terminated by the Named Organization after the effective date of any event described in Subsection XI.(C) ACQUISITION BY ANOTHER ENTITY OR FINANCIAL IMPAIRMENT;
		(2)	upon expiration of the Policy Period as set forth in ITEM 2.(B) of the Declarations; or
		(3)	twenty (20) days after receipt by the Named Organization of a written notice of termination from the
Company for non-payment of premium, unless the premium is paid within such twenty (20) day period.
	(C)	The Company shall refund the unearned premium computed at customary short rates if this Policy is terminated by the Named Organization. Under any other circumstances the refund shall be computed pro rata. Payment or tender of any unearned premium by the Company shall not be a condition precedent to the effectiveness of such termination, but such payment shall be made as soon as practicable.
XIV.	TERRITORY
Coverage shall extend to Claims made and Wrongful Acts committed anywhere in the world.
XV.	NOTICE
Notice to the Company under Section VI. REPORTING shall be given in writing to the address in ITEM 7.(A) of the
Declarations. Any such notice shall be effective on the date of receipt by the Company at such address.
All other notices to the Company shall be given in writing to the address in ITEM 7.(B) of the Declarations.
XVI.	VALUATION AND FOREIGN CURRENCY
All premiums, limits, Retention(s), Loss and other amounts under this Policy are expressed and payable in the currency of the United States of America. If a judgment is rendered, a settlement is denominated or any element of
Loss under this Policy is stated in a currency other than United States dollars, then payment under this Policy shall be made in United States dollars at the rate of exchange published in The Wall Street Journal on the date the judgment becomes final, the amount of the settlement is agreed upon or the element of Loss is due, respectively.

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XVII. SUBROGATION

In the event of any payment under this Policy, the Company shall be subrogated to the extent of such payment to the Insureds’ rights of recovery. The Insureds shall execute all papers required and shall do everything necessary to secure and preserve such rights, including the execution of such documents necessary to enable the Company effectively to bring suit or otherwise pursue subrogation rights in the name of the Insureds.

XVIII. ACTION AGAINST THE COMPANY

No action may be taken against the Company unless, as a condition precedent thereto, there shall have been full compliance with all the terms of this Policy. No person or entity shall have any right under this Policy to join the
Company as a party to any action against any Insured to determine such Insured’s liability, nor shall the Company be impleaded by such Insured or legal representatives of such Insured.

XIX.	ALTERATION AND ASSIGNMENT

No change in, modification of, or assignment of interest under this Policy shall be effective except when made by a written endorsement to this Policy which is signed by a duly authorized representative of the Company.

XX.	BANKRUPTCY

Bankruptcy or insolvency of any Insured shall not relieve the Company of its obligations nor deprive the Company of its rights or defenses under this Policy.

XXI.	NAMED ORGANIZATION RIGHTS AND OBLIGATIONS

By acceptance of this Policy, the Named Organization agrees that it shall be considered the sole agent of, and shall act on behalf of, each Insured with respect to the payment of premiums and the receiving of any return premiums that may become due under this Policy; the negotiation, agreement to and acceptance of endorsements;
the giving or receiving of any notice provided for in this Policy; the adjustment of loss amounts; and the receipt or enforcement of payment of loss (and the Named Organization further agrees that it shall be responsible for application of any such payment as provided in this Policy). Each Insured agrees that the Named Organization shall act on each such Insured’s behalf with respect to all such matters.

XXII.	COMPLIANCE WITH APPLICABLE TRADE SANCTION LAWS

This insurance does not apply to the extent that trade or economic sanctions or other laws or regulations prohibit the Company from providing insurance.

XXIII. HEADINGS

The descriptions in the headings and subheadings of this Policy are solely for convenience and form no part of the terms and conditions of coverage.

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In consideration of payment of the premium and subject to the Declarations, General Terms and Conditions, limitations, conditions, provisions and other terms of this Policy, the Company and the Insureds agree as follows:

I.	INSURING CLAUSES

Insuring Clause (A): Directors, Officers, and Trustees Liability Coverage

	(A)	The Company shall pay, on behalf of each of the Insured Persons, Loss for which the Insured Person is not indemnified by an Investment Company and which the Insured Person becomes legally obligated to pay on account of any Claim first made against the Insured Person, during the Policy Period or, if exercised, during the Extended Reporting Period, for a Wrongful Act by such Insured Person before or during the Policy Period.

Insuring Clause (B): Directors, Officers, and Trustees Indemnification Coverage

	(B)	The Company shall pay, on behalf of an Investment Company, Loss for which such Investment Company grants indemnification to an Insured Person, and which the Insured Person becomes legally obligated to pay on account of any Claim first made against the Insured Person, during the Policy Period or, if exercised, during the Extended Reporting Period, for a Wrongful Act by such Insured Person before or during the Policy Period.

Insuring Clause (C): Investment Company Liability Coverage

	(C)	The Company shall pay, on behalf of an Investment Company, Loss which such	Investment Company
		becomes legally obligated to pay on account of any Claim first made against the	Investment Company
during the Policy Period or, if exercised, during the Extended Reporting Period, for a Wrongful Act by such
Investment Company or by any natural person or entity for whose acts the Investment Company becomes legally liable, before or during the Policy Period.

II.	DEFINITIONS

When used in this Coverage Part:

	(A)	Claim means:

(1) a written demand for monetary damages or non-monetary relief;

(2) a civil proceeding commenced by the service of a complaint or similar pleading;

(3) an arbitration proceeding commenced by receipt of a written demand for arbitration or similar document;

(4) a criminal proceeding commenced by the return of an indictment, information or similar document; or

(5) a formal administrative or formal regulatory proceeding commenced by the filing of a notice of charges, order of investigation, or similar document,

against an Insured for a Wrongful Act, including any appeal therefrom.

Except as may otherwise be provided in Section IV. EXTENDED REPORTING PERIOD, paragraph (H) of
Section V. LIMITS OF LIABILITY, RETENTION AND COINSURANCE, or paragraph (B) of Section VI.
REPORTING, of the General Terms and Conditions, a Claim shall be deemed to have first been made when such Claim is commenced as set forth in this definition or, in the case of a written demand, when such demand is first received by an Insured.

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(B)	Defense Costs means that part of Loss consisting of reasonable costs, charges, fees (including but not limited to attorneys’ fees and experts’ fees) and expenses (other than regular or overtime wages, salaries, fees or benefits of the directors, officers or employees of an Insured Entity) incurred in defending any Claim and the premium for appeal, attachment or similar bonds.

(C)	Independent Director means any Insured Person who is not an “Interested Person” as defined in Section
2(a)(19) of the Investment Company Act of 1940, as amended.

(D)	Insured means any Investment Company and any Insured Person.

(E)	Insured Person means any Executive of an Investment Company solely in his or her capacity as such.

(F)	Investment Company means:

(1) any investment company registered under the Investment Company Act of 1940 and that is listed in the
Schedule of Investment Companies endorsed to this Coverage Part;

(2) any series or portfolio(s) of any entity in (F)(1) above, existing as of the Inception Date of this Policy;

(3) any newly created investment company or newly created series or portfolio(s) of any entity in (F)(1)
above, but solely pursuant to the terms set forth below in Subsection IV.(A), NEWLY CREATED
INVESTMENT COMPANIES, SERIES AND PORTFOLIOS; or

(4) any investment company registered under the Investment Company Act of 1940 and that is listed in the
Schedule of Terminated Investment Companies endorsed to this Coverage Part, but only for Wrongful
Acts occurring before the corresponding Effective Date of Termination for each such Terminated
Investment Company as shown in the Schedule of Terminated Investment Companies Endorsement.

(G)	Loss means the amount that an Insured becomes legally obligated to pay on account of any Claim, including but not limited to damages (including punitive, exemplary, or multiplied damages, if and to the extent that such punitive, exemplary, or multiplied damages are insurable under the law of the jurisdiction most favorable to the insurability of such damages; provided such jurisdiction has a substantial relationship to the relevant
Insured, to the Company, or to the Claim giving rise to the damages), judgments, settlements, pre-judgment and post-judgment interest and Defense Costs.

Loss shall not include:

(1) any costs incurred by an Insured to comply with any order for injunctive or other non-monetary relief, any agreement to provide such relief or any regulatory or administrative directive;

(2) taxes imposed on an Insured, fines or penalties, except as provided above with respect to punitive, exemplary, or multiplied damages;

(3) any amount not insurable under the law pursuant to which this Policy is construed, except as provided above with respect to punitive, exemplary or multiplied damages;

(4) regular or overtime wages, salaries, commissions, or fees of Insured Persons; or

(5) that portion of Loss that represents the return of fees, charges, commissions or other compensation paid to an Insured.

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	(H)	Wrongful Act means:

		(1)	for purposes of Insuring Clauses (A) and (B):

(a) any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted by an Insured Person in his or her capacity as such; or

(b) any other matter claimed against an Insured Person solely by reason of serving in his or her capacity as such; and

		(2)	for purposes of Insuring Clause (C): any error, misstatement, misleading statement, act, omission, neglect, or breach of duty committed, attempted, or allegedly committed or attempted by any
Investment Company or by any natural person or entity for whose acts such Investment Company becomes legally liable, including any actual or alleged violation of the Investment Company Act of 1940, the Securities Act of 1933, the Securities Exchange Act of 1934, ERISA, or any foreign equivalent of any of the preceding statutes.

III.	EXCLUSIONS

The Company shall not be liable for Loss on account of any Claim under this Coverage Part:

	(A)	based upon, arising from, or in consequence of Prior Notice;

	(B)	based upon, arising from, or in consequence of Pending or Prior Litigation;

	(C)	brought or maintained by or on behalf of any Insured in any capacity; provided this Exclusion III.(C) shall not apply to Loss on account of any Claim:

		(1)	brought or maintained derivatively on behalf of an Investment Company by one or more securityholders of such Investment Company; provided such Claim is brought and maintained without any assistance or participation of, or solicitation by any Insured Person, other than assistance, participation or solicitation for which 18 U.S.C. 1514A(a) (the Sarbanes-Oxley Act of 2002), or any
similar “whistleblower” protection provision of any applicable federal, state, local or foreign securities law, affords protection to such Insured Person;

		(2)	brought or maintained by an Insured Person for contribution or indemnity, if such Claim directly results from another Claim covered under this Coverage Part;

		(3)	brought or maintained by a bankruptcy trustee, receiver, liquidator, conservator, rehabilitator or similar official or assignee of such official who has been appointed to take control of, supervise, manage or liquidate an Investment Company in the context of a bankruptcy proceeding by or against such
Investment Company pursuant to Chapter 7 or Chapter 11 of the United States Bankruptcy Code, as
amended, or pursuant to the Investment Company Act of 1940;

		(4)	brought or maintained by an Insured Person if such Insured Person has not served in the capacity of an Insured Person within any of the three (3) years immediately preceding the date the Claim was made, and such Claim is brought and maintained without the solicitation, assistance, participation, or intervention of any other Insured;

		(5)	by an Insured where the failure to make such Claim would result in legal liability of such Insured; or

		(6)	brought or maintained by an Insured against:

(a) an Independent Director; or

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		(b)	an Investment Company and an Independent Director, so long as at least one Independent
Director is and remains a codefendant in the Claim;

provided such Claim is a bonafide claim and is brought without the solicitation, assistance or participation of any other Insured;

(D)		based upon, arising from, or in consequence of	Pollution or a Biological Event; provided this Exclusion
III.(D) shall not apply to Loss on account of any Claim brought by or on behalf of a securityholder of an
Investment Company based upon, arising from or in consequence of the diminution in value of any securities owned by such Investment Company if such diminution in value is allegedly as a result of Pollution or a
Biological Event;

(E)	for bodily injury, emotional distress, mental anguish, sickness, disease or death of any person; provided this
Exclusion III.(E) shall not apply to Loss on account of any Claim for emotional distress or mental anguish brought by a securityholder of an Investment Company;

(F)	for damage to or destruction of any data or tangible property including loss of use thereof; provided this
Exclusion III.(F) shall not apply to Loss on account of any Claim arising from damage to, destruction of, loss of, or loss of use of shareholder records;

(G)	for an actual or alleged violation of the responsibilities, obligations or duties imposed on fiduciaries by ERISA as respects any pension, profit sharing, health and welfare or other employee benefit plan or trust established or maintained for the purpose of providing benefits to any Insured;

(H)	for libel, slander, disparagement, wrongful termination of employment, sexual harassment, violation of rights of privacy, wrongful entry, eviction, false arrest, false imprisonment, malicious prosecution, assault or battery;
provided this Exclusion III.(H) shall not apply to Loss on account of any Claim for libel, slander or disparagement brought by a securityholder or a service provider of an Investment Company;

(I)	for an Insured’s liability under any contract or agreement, whether direct or assumed; provided this Exclusion
III.(I) shall not apply to:

(1) Loss on account of any Claim brought by or on behalf of a securityholder or service provider of an
Investment Company, in their respective capacities as such; or

(2) to liability that would attach to an Insured even in the absence of a contract or agreement;

(J)	for	the inability of any bank or banking firm, custodian, or broker or dealer in securities or commodities, to make any payment, or the inability of any such entity or natural person to settle or effect any transaction of any kind; provided this Exclusion III.(J) shall not apply to Defense Costs;

(K)	for any Wrongful Act of an Insured Person in his or her capacity as a director, officer, manager, rustee, regent, governor, partner, or employee of any entity other than an Investment Company;

(L)		based upon, arising from, or in consequence of:

(1) any criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an Insured, if a judgment or final adjudication in any proceeding establishes such criminal or deliberately fraudulent act or omission or willful violation; or

(2) an Insured having gained any profit, remuneration or advantage to which such Insured was not legally entitled, if a judgment or final adjudication in any proceeding establishes the gaining of such profit, remuneration or advantage.

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For purposes of these Exclusions III.(L)(1) and III.(L)(2):

(a) If:

(i) an Insured pleads guilty in a criminal proceeding, the elements of each of the offenses to which such plea relates shall, as of the date of such plea, be deemed to have been established by a final adjudication; or

(ii) by written agreement or consent order with any federal or state prosecutorial authority or regulatory agency, an Insured admits or otherwise agrees to facts, charges or allegations of conduct set forth in Exclusions III.(L)(1) and III.(L)(2) above, then the facts, charges or allegations to which such Insured has admitted or otherwise agreed in such written agreement or consent order shall, as of the date of the agreement or order, be deemed to have been established by a final adjudication.

(b) No criminal or deliberately fraudulent act or omission or any willful violation of any statute or regulation by an Insured shall be imputed to any Insured Person, and only criminal or deliberately fraudulent acts or omissions or willful violations of any statute or regulation by an Executive of an Investment Company, other than an Independent Director, shall be imputed to such Investment Company.

IV.	CHANGES IN EXPOSURE

	(A)	NEWLY CREATED INVESTMENT COMPANIES, SERIES AND PORTFOLIOS

If, during the Policy Period, an Organization:

(1) files a notification of registration under the Investment Company Act of 1940, for a newly created investment company; or

(2) amends a registration statement to add a newly created series or portfolio(s) of an Investment
Company,

then such newly created investment company, series or portfolio(s) shall be deemed an Investment
Company and any natural person, who was, now is or shall become an Executive of such investment company, series or portfolio(s) shall be an Insured Person under this Coverage Part, including for Wrongful
Acts committed, attempted or allegedly committed or attempted in the registration and filing process for such newly created investment company, series or portfolio(s). The Company agrees to waive any additional premium, written notice, or any information due as respects such newly created investment company, series or portfolio(s) for the remainder of the Policy Period.

	(B)	MERGER WITH ANOTHER INVESTMENT COMPANY

If, during the Policy Period, an Investment Company is the survivor, successor or resulting entity in a merger with, consolidation with or reorganization of one or more investment companies (other than any
Investment Company) registered under the Investment Company Act of 1940 (a “Merger”), then:

(1) if the total assets of all investment companies being merged as part of the same Merger transaction, deal or event are equal to or less than the amount shown in ITEM 6.(A) of the Declarations, as of the month-end immediately preceding the effective date of the Merger(s), then coverage for each
Investment Company participating in the Merger(s) and its Insured Persons shall continue for the remainder of the Policy Period; or

(2) if the total assets of all investment companies being merged as part of the same Merger transaction, deal or event are greater than the amount shown in ITEM 6.(A) of the Declarations, as of the month-end
		immediately preceding the effective date	of the Merger(s), then the Named Organization shall give

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written notice to the Company as soon as practicable, but in no event later than thirty (30) days after the effective date of the Merger (or if more than one Merger occurs as part of the same transaction, deal or event, the earliest of the effective dates of all Mergers)(“Effective Date”), together with such information as the Company may require, and shall pay any reasonable additional premium required by the
Company. Coverage for such Investment Company participating in a Merger shall be subject to such additional or different terms, conditions and limitations of coverage as the Company in its sole and absolute discretion may require. If the Named Organization fails to give such notice within the time specified above in this paragraph (2), or fails to pay the additional premium required by the Company, then coverage for each such Investment Company and its Insured Persons shall terminate with respect to Claims first made more than thirty (30) days after the Effective Date.

(C)	ACQUISITION OF ANOTHER INVESTMENT COMPANY

If, during the Policy Period, an Organization becomes the investment adviser (other than a sub-adviser) to an investment company registered under the Investment Company Act of 1940, that is not an Investment
Company (an “Acquisition”), then:

(1) if the total assets of all investment companies being acquired as part of the same Acquisition transaction, deal or event are equal to or less than the amount shown in ITEM 6(A) of the Declarations, as of the month-end immediately preceding the effective date of the Acquisition, then each such acquired investment company shall become an Investment Company as of the effective date of the
Acquisition, but only for Wrongful Acts occurring after such effective date; or

(2) if the total assets of all investment companies being acquired as part of the same transaction, deal or event are greater than the amount shown in ITEM 6.(A). of the Declarations, as computed based upon the month-end net asset balances of all such investment companies as of the month-end immediately preceding the effective date of the Acquisition, then the Named Organization shall give written notice to the Company as soon as practicable, but in no event later than thirty (30) days after shareholder approval of the Acquisition, together with such information as the Company may require, and shall pay any reasonable additional premium required by the Company. Coverage for such Investment
Company participating in an Acquisition shall be subject to such additional or different terms, conditions and limitations of coverage as the Company in its sole and absolute discretion may require.
If the Named Organization fails to give such notice within the time specified above in this paragraph
(2), or fails to pay the additional premium required by the Company, then coverage for such
Investment Company and its Insured Persons shall terminate with respect to Claims first made more than thirty (30) days after the effective date of the Acquisition.

(D)	CESSATION OF INVESTMENT COMPANIES

If, during the Policy Period:

(1) an Investment Company merges into, consolidates with, or transfers all its assets to a recipient that is not an Investment Company such that the Investment Company is not the survivor, successor or resulting entity;

(2) an investment adviser that is not an Organization becomes the investment adviser (other than a sub-
adviser) to an Investment Company, or

(3) an Investment Company deregisters under the Investment Company Act of 1940,

then coverage for such Investment Company and its Insured Persons shall continue until termination of this
Policy, but only with respect to Claims for Wrongful Acts occurring before the effective date of any event described in paragraphs (D)(1), (D)(2) or (D)(3) above.

14-02-13784 (02/2008)

6 of 7

		Chubb Group of Insurance Companies	Asset Management ProtectorSM by Chubb
		15 Mountain View Road	Investment Company Coverage Part
Warren, New Jersey 07059

	(E)	NAME CHANGE OF AN INVESTMENT COMPANY

If, during the Policy Period, an Investment Company changes its legal name in accordance with the organizational documents of such Investment Company and, if applicable, in accordance with state law, and such name change does not occur in connection with any of the transactions described in any of the subsections above in this Section IV. , CHANGES IN EXPOSURE, or any similar transactions, then such
Investment Company shall automatically qualify as an Investment Company under its new name, in addition to its prior name.

V.	ADDITIONAL LIMIT OF LIABILITY FOR INDEPENDENT DIRECTORS (OPTIONAL)

	(A)	If the Additional Limit of Liability for Independent Directors is purchased for this Coverage Part, as indicated in
ITEM 3.(D) of the Declarations, then solely with respect to Loss resulting from any Claims made against
Independent Directors, the Company shall provide an additional Limit of Liability in the amount indicated in
ITEM 3.(D) of the Declarations, which limit is in addition to and not part of the Aggregate Limit of Liability for this Coverage Part and the Maximum Aggregate Limit of Liability for the Policy as set forth in the
Declarations. Such Additional Limit of Liability for Independent Directors shall be excess of the Aggregate
Limit of Liability for this Coverage Part.

	(B)	The Additional Limit of Liability for Independent Directors as indicated in ITEM 3.(D) of the Declarations shall be the maximum Additional Limit of Liability of the Company for Loss resulting from all Claims made against all Independent Directors under either or both this Coverage Part and the Private Fund Coverage Part, if elected.

	(C)	The Additional Limit of Liability for Independent Directors shall be excess of the applicable Retention,
Coinsurance Percentage, and the Aggregate Limit of Liability for this Coverage Part.

	(D)	In addition to and not in limitation of Section X. OTHER INSURANCE, of the General Terms and Conditions,
the Additional Limit of Liability for Independent Directors shall be excess of any insurance available that is specifically excess to this Coverage Part and such excess insurance must be completely exhausted by payment of loss, damages or defense costs thereunder before the Company shall have any obligation to make any payment on account of the Additional Limit of Liability for Independent Directors.

14-02-13784 (02/2008)

7 of 7

Schedule of Forms

To be attached to and form part of		Company: Federal Insurance Company
Policy No.	8210-3005
Issued to:	MONTGOMERY STREET INCOME SECURITIES, INC.

Asset Management Protector by Chubb General Terms and Conditions Federal
14-02-13888 (4/08 ed.)
14-02-14386 (7/08 ed.)
14-02-17224 (10/10 ed.)
Asset Management Protector by Chubb Investment Company Coverage Part Federal
14-02-13803 (1/08 ed.)
14-02-13889 (2/08 ed.)
14-02-17235 (10/10 ed.)

Form 14-02-0854 (Ed. 04-01)

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of
this endorsement/rider: April 30, 2011		Federal Insurance Company

Endorsement/Rider No. 1

To be attached to and
form a part of Policy No. 8210-3005

Issued to: MONTGOMERY STREET INCOME SECURITIES, INC.

ILLINOIS AMENDATORY ENDORSEMENT
TO THE GENERAL TERMS AND CONDITIONS

In consideration of the premium charged, it is agreed that:

1	.	The first sentence of subparagraph (A) of Section IV. EXTENDED REPORTING PERIOD is amended by deleting the phrase “other than termination for nonpayment of premium".

2	.	Subparagraph (A)(1) of Section IV. EXTENDED REPORTING PERIOD is deleted and replaced with the following:

(1) first made during the period set forth in ITEM 5(A) of the Declarations (the “Extended Reporting
Period”), which period shall be one (1) year or such other time period as agreed upon by the
Company and the Named Organization, following the effective date of termination or non-
renewal; and

3	.	Section IV. EXTENDED REPORTING PERIOD is amended further to add the following at the end of such
Section:

An Extended Reporting Period will not take effect until the premium for the Extended Reporting Period coverage is paid promptly when due. For the purposes of this Section IV., this Policy shall not be deemed issued until the initial premium for this Policy is paid. In the event that such premium is not paid, the Named Organization shall have no right to purchase such extension of coverage.

4	.	Paragraph (A) of Section X. OTHER INSURANCE is deleted and replaced with the following:

With respect to any Coverage Part other than the Employment Practices Liability Coverage Part if any
Loss under this Policy is insured under any other valid insurance subject to the same terms, conditions and provisions as the insurance provided by this Policy, then this Policy shall cover its share of such
Loss, subject to its limitations, conditions, provisions and other terms, in an amount equal to the proportion that the then-available Limits of Liability under this Policy bears to the aggregate of all limits of liability of all insurance covering such Loss, whether such other policy(ies) is stated to be primary, contributory, excess, contingent or otherwise, unless such other policy(ies) is written only as specific excess insurance over the Limits of Liability provided in this Policy. If any Loss under this Policy is insured under any valid insurance, prior or current and regardless of whether collectible, other than as described above, then this Policy shall cover such Loss, subject to its limitations, conditions, provisions and other terms, only to the extent that the amount of such Loss is in excess of the applicable deductible
(or retention) and limit of liability under such other insurance, whether such other insurance is stated to be

14-02-13888 (04/2008)

primary, contributory, excess, contingent or otherwise, unless such other insurance is written only as specific excess insurance over the Limits of Liability provided in this Policy.

5	.	Notice of non-renewal by the Company will include the reason(s) for such non-renewal and will be mailed or delivered to the Named Organization at its last known address, with a copy to the agent or broker of record, if any, and any mortgagee or lien holder, if known.

6	.	The Company may condition renewal of this Policy upon an increase in premium of 30% or more, or a change in deductible or coverage, by mailing to the Named Organization at the last mailing address known to the Company, with a copy to the agent or broker of record, if any, at least sixty (60) days advance written notice of such renewal change(s). If the Company provides such notice between thirty-
one and sixty (60) days before the expiration of the Policy Period, the Company will offer the Named
Organization a sixty (60)-day extension at a pro-rated premium based upon the expiring policy premium.
If the Company provides less than thirty-one (31) days’ notice of such conditional renewal, the Company will offer the Named Organization a one (1)-year extension of coverage at a premium not to exceed
29.9% of the premium for the expiring policy.

The Policy will be deemed to have been amended to the extent necessary to effect the purposes of this
Amendatory Endorsement.

The regulatory requirements set forth in this Amendatory Endorsement shall supersede and take precedence over any provisions of the Policy or any endorsement to the Policy, whenever added, that are inconsistent with or contrary to the provisions of this Amendatory Endorsement, unless such Policy or endorsement provisions comply with the applicable insurance laws of the state of Illinois.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-13888 (04/2008)

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal

Effective date of
this endorsement/rider: April 30, 2011	Federal Insurance Company

Endorsement/Rider No. 2

To be attached to and
form a part of Policy No. 8210-3005

Issued to: MONTGOMERY STREET INCOME SECURITIES, INC.

AMEND SECTION VI. REPORTING ENDORSEMENT

In consideration of the premium charged, it is agreed that Section VI., REPORTING, of the General Terms and
Conditions of the Policy is amended by deleting Subsection VI.(A) and replacing it with the following:

(A)	The Insured shall, as a condition precedent to exercising any right to coverage under this Policy, give to the Company written notice of any Claim as soon as practicable after the date on which the Chief Executive Officer or equivalent,
Chief Compliance Officer, or General Counsel or equivalent of any Insured
Entity first becomes aware that the Claim has been made, but in no event later than:

(1) sixty (60) days after the effective date of the expiration or termination of this Policy, if no Extended Reporting Period is elected; or
(2) the expiration date of the Extended Reporting Period, if elected,

provided that if the Company sends written notice to the Named Organization, stating that this Policy is being terminated for nonpayment of premium, the
Insured shall give to the Company written notice of such Claim prior to the effective date of such termination.

14-02-14386 (07/2008)

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-14386 (07/2008)

ENDORSEMENT/RIDER
Coverage Section: Asset Management Protector by Chubb General Terms and Conditions Federal
Effective date of
this endorsement/rider: April 30, 2011	Federal Insurance Company
Endorsement/Rider No. 3
To be attached to and
form a part of Policy No. 8210-3005

Issued to: MONTGOMERY STREET INCOME SECURITIES, INC.
AMEND DEFINITION OF APPLICATION ENDORSEMENT
In consideration of the premium charged, it is agreed that the term Application as defined in Subsection II., General
Definitions, of these General Terms and Conditions is deleted and replaced with the following:
Application means any information, warranty, or other materials submitted by the Insured to the Company for this Policy or for any policy of which this Policy is a direct or indirect renewal or replacement. Application shall also include all public documents filed with any federal, state, local or foreign regulatory agency by any Insured Entity during the twelve (12) months preceding the inception of this Policy. The Application is deemed attached to, incorporated into and made a part of this Policy.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-17224 (10/2010)

ENDORSEMENT/RIDER
Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal
Effective date of
this endorsement/rider: April 30, 2011	Federal Insurance Company
Endorsement/Rider No. 4
To be attached to and
form a part of Policy No. 8210-3005

Issued to: MONTGOMERY STREET INCOME SECURITIES, INC.
SCHEDULE OF INVESTMENT COMPANIES ENDORSEMENT
In consideration of the premium charged, it is agreed that the Investment Company Coverage Part of the Policy is amended as follows:
Pursuant to subparagraph (F)(1) of Section II., Definitions, the following registered investment company(ies) are included within the definition of Investment Company:
Montgomery Street Income Securities, Inc.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-13803 (01/2008)

ENDORSEMENT/RIDER

Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal

Effective date of
this endorsement/rider: April 30, 2011		Federal Insurance Company

Endorsement/Rider No. 5

To be attached to and
form a part of Policy No. 8210-3005

Issued to: MONTGOMERY STREET INCOME SECURITIES, INC.

ILLINOIS AMENDATORY ENDORSEMENT
TO THE INVESTMENT COMPANY COVERAGE SECTION

In consideration of the premium charged, it is agreed that:

1	.	The definition of Defense Costs set forth in paragraph (B) of Section II. DEFINITIONS is amended to add the following at the end of the second parenthetical in such definition:

or remuneration, salaries, wages, fees, expenses, overhead, or benefit expenses or other fees or charges of the Company.

2	.	The parenthetical phrase in the definition of Loss set forth in paragraph (G) of Section II. DEFINITIONS is deleted and replaced with the following:

(including punitive or exemplary damages if and to the extent that such punitive or exemplary damages are insurable under the law of the jurisdiction most favorable to the insurability of such damages provided such jurisdiction has a substantial relationship to the relevant Insured, to the Company, or to the Claim giving rise to the damages; provided further, however, that under Illinois law punitive damages are insurable only if such damages are based on vicarious liability for another's acts or omissions),

3	.	The phrase “pre-judgment and post-judgment” as used in the definition of Loss set forth in paragraph (G)
of Section II. DEFINITIONS is deleted.

4	.	Paragraph (D) of Section III. EXCLUSIONS amended to add the following at the end thereof:

provided further that this Exclusion III.(D) shall not apply to a Claim resulting from smoke or fumes from a hostile fire, if such Claim would otherwise be covered under this coverage section;

The Policy will be deemed to have been amended to the extent necessary to effect the purposes of this
Amendatory Endorsement.

The regulatory requirements set forth in this Amendatory Endorsement shall supersede and take precedence over any provisions of the Policy or any endorsement to the Policy, whenever added, that are inconsistent with or contrary to the provisions of this Amendatory Endorsement, unless such Policy or endorsement provisions comply with the applicable insurance laws of the state of Illinois.

14-02-13889 (02/2008)

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.

All other terms, conditions and limitations of this Policy shall remain unchanged.

14-02-13889 (02/2008)

ENDORSEMENT/RIDER
Coverage Section: Asset Management Protector by Chubb Investment Company Coverage Part Federal
Effective date of
this endorsement/rider: April 30, 2011	Company: Federal Insurance Company
Endorsement/rider No. 6
To be attached to and
form a part of Policy No. 8210-3005

Issued to: MONTGOMERY STREET INCOME SECURITIES, INC.
AMEND DEFINITION OF CLAIM ENDORSEMENT
In consideration of the premium charged, it is agreed that the Investment Company Coverage Part of the Policy is amended by adding the following to Subsection II.(A), definition of Claim:
Solely with respect to an investigation by the U.S. Securities and Exchange Commission (“SEC”)
of a Wrongful Act of an Executive of an Investment Company, the definition of Claim shall also include a subpoena or Wells Notice, where such Executive has received a Wells Notice, or has received a subpoena and is otherwise specifically identified in writing by the SEC as a person against whom enforcement proceedings may be commenced, as respects such Executive’s capacity as such.

The title and any headings in this endorsement/rider are solely for convenience and form no part of the terms and conditions of coverage.
All other terms, conditions and limitations of this policy shall remain unchanged.

14-02-17235 (10/2010)